United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                            SEC File No. 0-50044
                                                             CUSIP No. 68267M106

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K and Form 10-KSB; [ ] Form 20-F;
             [ ] Form 11-K;  [X]  Form 10-Q and Form 10-QSB; [ ] Form N-SAR

                       For Period Ended: March 31, 2006

                        _ Transition report on Form 10-K
                        _ Transition Report on Form 20-F
                        _ Transition Report on Form 11-K
                        _ Transition Report on Form 10-Q
                        _ Transition Report on Form N-SAR
          For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

----------------------------------------------------------------------
PART I: - REGISTRANT INFORMATION

                               ONELINK CORPORATION
----------------------------------------------------------------------
Full Name of Registrant

                                       N/A
----------------------------------------------------------------------
Former Name if Applicable

                                One Market Plaza
                             Spear Tower, 36th Floor
                             San Francisco, CA 94105
----------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
City, State and Zip Code


PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


 [ ]      (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 [X]      (b)  The subject quarterly report, semi-annual report, transition report on Form 10-!, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth
               calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and
 [ ]      (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     Because of delays in coordinating reports, the Registrant's Report on Form 10-QSB could not be timely filed without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

    F. W. Guerin      (415)           293-8277
    -----------------------------------------------------------------
       (Name)      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

     [X]  Yes  [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X]  Yes  [ ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will report sales of approximately $1,127,000 in the first quarter of 2006, whereas there were no sales in the first quarter of 2005. The Company estimates that it will report a comprehensive loss for the first quarter of 2006 of approximately $3,055,000, as compared to a comprehensive loss of $859,000 for the first quarter of 2005.

     ----------------------------------------------------------------------
                               ONELINK CORPORATION
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 15, 2006                 By:  /s/ F. W. Guerin
                                         ----------------------------------
                                         F. W. Guerin, President and
                                         Chief Executive Officer